[LETTERHEAD OF COVINGTON & BURLING]

October 14, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

  Re:
  Traffic.com, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  File No. 333-127973

Dear Ladies and Gentlemen:

        On behalf of Traffic.com, Inc. (the "Company"), we are responding to the Staff's letter dated September 30, 2005, relating to the Company's Registration Statement on Form S-1. The Company is filing pre-effective Amendment No. 2 to the Registration Statement with this response letter. All page numbers in our responses refer to Amendment No. 2. Further, for the Staff's convenience we have repeated the Staff's comments below before each of our responses.

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  The underwriter has informed the Company that, based on current market conditions, it would expect the anticipated price range to be between $11 and $15 per share after giving effect to a planned reverse stock split of one for three of the Company's common stock. The Company understands that, in prior Dutch auctions conducted via OpenIPO®, the Staff has not objected to the use of a $4.00 price range. The Company intends to file a subsequent pre-effective amendment to the registration statement that will contain the anticipated price range, various recapitalization information and related information prior to circulating the preliminary prospectus. Due to the volatility of stock prices of publicly-held technology companies and the impact that these fluctuations could have on the perceived market price for the Company's shares, the underwriter has advised the Company that it would prefer to include the proposed price range in the prospectus closer in time to the circulation of the preliminary prospectus. The Company intends to allow the Staff sufficient time to review the disclosure prior to the distribution of the preliminary prospectus.

2.
We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, then revise the document to state that fact and file a consent from the party.

  The Company is supplementally providing to the Staff under separate cover copies of documents that support third party statements, clearly cross-referencing a statement with the underlying factual support. The Company confirms that all of these documents are publicly available.

3.
If you intend to use artwork in addition to the graphics already included as part of the prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

  The Company has included as Appendix A to the prospectus contained in the Registration Statement the proposed roadshow presentation, which includes graphics and text. The Company does not intend to include any additional artwork in its prospectus.

4.
We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

  The Company intends to file a subsequent pre-effective amendment to the Registration Statement that will contain the remaining exhibits. The Company understands that these documents must be reviewed by the Staff before the Registration Statement is declared effective.

Inside Front Cover Page

5.
Move the paragraph regarding the company's trademarks to another section of the prospectus. Please refer to Item 502 of Regulation S-K for the information that may appear on the inside front cover page.

  The Company has moved the paragraph regarding the Company's trademarks to page 3 under the subheading "Corporate Information."

6.
You can safely delete the first sentence of the italicized introductory paragraph. A summary by its terms does not contain all of the information in the prospectus.

  The Company has deleted the first sentence of the italicized introductory paragraph on page 1.

7.
Please also delete the last italicized sentence. Once you make your disclosure clear from the context, you will not need to define terms such as "we" and "us."

  The Company has deleted the last italicized sentence on page 1.

8.
The business description provided on pages 1-4 is too detailed, contains information better-suited for the "Business" section, and is repetitive of the information in the prospectus' body. For example, the "Our Response to Significant Trends" and "Our Traffic Information and Technology" sections merely repeat the information provided in the "Business" section. Item 503(a) of Regulation S-K and part IV.C. of Release No. 33 7497 state that you should limit the summary to a brief overview of the offering's key aspects. Please revise accordingly.

  The Company has revised the business description beginning on page 1 in the prospectus summary to be a brief overview of the offering's key aspects.

Our Company, page 1

9.
Tell us in your response letter the basis for your statement that you "are the leading provider of accurate real-time traffic information in the United States."

  The Company has revised the statement to read "a leading provider of accurate real-time traffic information in the United States" (emphasis added). The Company believes that it is one of the three leading providers of traffic information for commercial purposes in the United States, based on geographic coverage and customers, and the only one of these three that uses a technology-driven approach to capture, standardize and distribute traffic information.

  The Company is currently the only business that is under contract with the U.S. Department of Transportation to own and operate a digital sensor network to gather traffic flow information in the United States. The Company's sensor network collects precise and objective traffic data, such as vehicle speeds, types of vehicle and distance between vehicles, on a per lane basis (up to 8 lanes) every 60 seconds. The Company's TIMS technology analyzes this raw data to generate and distribute information such as travel times, traffic volume and exact locations of delays.

  The Company is the only national traffic information company in the United States that routinely integrates traffic flow data from government sensor systems with the traffic data that it collects from its own sensors. Although this information may not be as comprehensive or accurate as the Company's own data when it is collected, the Company's TIMS technology is designed to analyze and verify this data and to identify data errors and malfunctioning sensors.

  Our largest competitors rely almost exclusively on traditional traffic collection methods, such as helicopters, video cameras, mobile units (vans) and emergency scanners. Because these methods rely on human observation and estimation, they often produce inexact and subjective information. In addition, these methods do not typically provide the same comprehensive and continuous geographic coverage as sensor systems, they are not generally operated on a 24/7 basis and distribution of this information is often delayed. The Company believes that, even in cities where the Company utilizes only traditional collection methods and does not collect sensor data, its method of standardizing, verifying and distributing this data makes its information more reliable and timely than the data collected by its competitors.

  For these reasons, the Company believes that it is "a," and probably "the," leading provider of accurate real-time traffic information in the United States.

10.
Please clarify what you mean by "traditional traffic incident and event information" and clarify how your traffic data is "highly differentiated" compared to the traditional traffic information.

  The Company has clarified the meaning of "traditional traffic incident and event information" on pages 1 and 25 and has replaced "highly differentiated" traffic data with "detailed traffic information, including specific speeds, travel times and delay times" on pages 1 and 25. We also refer to the response to Comment 9.

11.
Disclose the approximate date that you expanded your business model. Please also disclose to what extent you generate revenue from each of these sources so that investors understand the relative importance of each of your revenue sources and how this change in your business model has impacted your business. In addition, please also disclose the number of subscribers to your traffic.com website and disclose when you began providing your data to NAVTEQ and Motorola.

  The Company has added the requested disclosure on the number of unique visitors to and registered users of its website on page 52 and has indicated that it has very few consumer wireless subscribers at this time on pages 7, 27, 28 and 53. The Company has disclosed when it began providing data to NAVTEQ and Motorola on page 1 and pages 26 to 27.

  The Company has added the requested disclosure regarding the dates on which it introduced each of the new applications and services on pages 1, 25, 26, 27, 28, and 52. The Company has added information regarding revenue generated to date and revenue expected to be generated in the future from these new services and applications on pages 26 and 27.

12.
We remind you that your summary should present a balanced picture of your operations. Accordingly, please disclose your net losses for each of the past two years and the increase in your net loss for the six months ended June 30, 2005 compared to the same period in 2004. Please also disclose your accumulated stockholders' deficit of approximately $84 million as of June 30, 2005.

  The Company has added a new subsection, "Challenges and Risks" to the prospectus summary on page 2 which discloses the Company's net losses for each of the past two years and the increase in the Company's net loss for the six months ended June 30, 2005 compared to the same period in

  2004. The Company has also disclosed its accumulated stockholders' deficit as of June 30, 2005 and noted certain risks related to its business.

13.
You use the term "platforms" in a number of places. This term is vague. Please use concrete, everyday language when describing your products and services. Similarly replace this vague term appearing in the graphics on your inside back cover page.

  The Company has replaced the term "platforms" with more concrete language, such as "technologies," "media," or "delivery applications and services" when describing its products and services throughout the prospectus. The Company has also deleted the term "platforms" in the graphics on the inside back cover page of the prospectus.

Our Response to Significant Trends, page 1

14.
Please tell us in your response letter the basis for your statement that the traditional methods used by radio and television traffic reporting "result in limited and often inaccurate traffic flow information..." In this regard, we note the use by stations of helicopters to provide traffic flow information.

  The Company has changed the statement "limited and often inaccurate traffic flow information" to "limited and inexact traffic flow information that is not provided on a continuous basis." We believe that this revised language is more precise. As discussed in the response to Comment 9, traditional methods to collect traffic data are subject to human interpretation (for example, estimations of travel speeds) and to limited coverage in the specific locations where helicopters and mobile units happen to be located at any given time. As a result, information on exact travel speeds is generally not captured and sudden changes in traffic flow, due to an accident for example, may not be captured in real time.

Our Strategy, page 4

15.
We note your statement that your "objective is to become recognized worldwide...as the leading provider...." In light of the competitive environment in your industry and that you currently do not appear to have any international operations, tell us in your response letter why you believe that you have a reasonable, factual basis for this statement. In addition, please tell us in your response letter the basis for your statement that your technologies are "superior."

  The Company has replaced "worldwide" with "internationally" on pages 2 and 53. The Company believes that there is a reasonable, factual basis for the statement that its "objective is to become recognized internationally...as the leading provider..." because it is actively exploring opportunities to expand into other countries, particularly in Asia. In addition, the TIMS technology was developed to accept, normalize and process data from multiple sources, including data from international sources, as a result of which expansion to countries outside the United States would not require the development of a new system. As a result of TIMS's ability to standardize data, we believe that our information can be delivered in other languages with minimal development effort. For example, we are currently developing the capability to present Traffic Pulse Broadcaster's information in Spanish.

  The Company believes that its technologies are "superior" because TIMS provides the Company with the ability to efficiently aggregate traffic data from multiple sources in a centralized database and to deliver that data quickly and continuously through multiple means. As discussed in the Company's response to Comment 9, the Company's competitors collect most of their traffic information through traditional means and generally do not deliver aggregated traffic flow, volume and speed data on a real-time basis. We also refer to the Company's response to Comment 9 regarding the advantages of our "traditional" collection methods over those of our competitors.

  The Company also bases its belief that its technologies are superior on feedback from its media, data services and advertising customers. In competitive bidding processes, the Company's services have been chosen over competitors who offered lower pricing and, in at least one instance, was chosen based on the customer's detailed analysis of the data offered by the Company versus its competitors.

The Offering, page 5

16.
Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO. In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

  The Company confirms that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

Risk Factors, page 12

17.
Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

•
We may not achieve success with our recently expanded…, page 9

•
We are dependent on contracts with the United States…, page 11

•
We may be liable for our traffic information, page 14

•
Control by principal stockholders could adversely affect…, page 16

•
We will incur increased costs as a result of being a public company, page 17

•
Potential investors should not expect to sell our shares…, page 18

  These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.

  The Company has revised the captions of the risk factors that did not clearly reflect the intended risks, as requested.

We may not achieve success with our recently expanded…, page 9

18.
In your MD&A section, please provide a quantified discussion of the significant resources you intend to invest in your branding campaign as mentioned in this risk factor.

  The Company has expanded the disclosure that quantifies the resources that it expects to invest in its branding campaign on pages 20 and 39 and added this disclosure on page 31.

We face substantial competition that could result in pricing pressure…, page 9

19.
Quantify your revenues attributable to the large network radio customer that proposed unacceptable terms for the renewal of your agreement.

  The Company has added the requested disclosure on page 8.

We derive a significant portion of our revenues…, page 10

20.
Please advise us whether any advertiser accounts for 10% or more of your total revenues. If so, and the loss of such customer would have a material adverse effect on you, then identify the customer in your prospectus pursuant to Item 101(c)(vii) of Regulation S-K. Also file any material contracts with these parties as exhibits to the registration statement pursuant to Item 601 (b)(10) of Regulation S-K.

  The Company has added the disclosure that it had one advertiser that accounted for more than 10% of its revenue in 2002 on pages 8 and 35. The Company did not have any advertisers that individually accounted for more than 10% of its revenues for the years ended December 31, 2003 and 2004, and for the six months ending June 30, 2005 and has disclosed this, for clarification purposes, on page 54.

If the market for Internet advertising fails…, page 10

21.
Please tailor this risk factor to address your recent website initiative.

  The Company has tailored the risk factor to address its recent website initiative on pages 8-9.

If we fail to manage our growth effectively…, page 11

22.
In your MD&A section, please quantify your recent "investment in personnel, facilities, technology infrastructure, and financial and management systems and controls" and disclose your expected investment in these areas in the next year.

  The Company has provided the requested disclosure on page 31.

A failure of TIMS or a catastrophic event…, page 12

23.
Disclose any specific problems you have experienced with regard to your TIMS system or any damage or interruption to your data facility. Quantify the impact of these problems on your business, to the extent possible, so that investors can better assess the magnitude of this risk.

  To date, the Company has not experienced any significant problems with TIMS and has had no damage or significant interruption to services at its data facility. TIMS has a measured uptime of approximately 99%, measured in accordance with required customer service levels under applicable agreements. Therefore, the Company does not believe that the prospectus requires any changes in response to this comment.

Our future success depends in our ability to retain our executive officers…, page 14

24.
Disclose the extent to which you have had problems retaining your personnel.

  To date, the Company has not experienced any significant problems with retaining key personnel. Therefore, the Company does not believe that the prospectus requires any changes in response to this comment.

We will incur increased costs as a result of being a public company, page 17

25.
Please quantify your anticipated increased costs as a result of being a public company, to the extent practicable.

  The Company has added disclosure on its anticipated increased costs as a result of being a public company on pages 15 and 31.

The future sale of shares of our common stock…, page 17

26.
Revise to address the potential adverse effect on the market price of the common stock due to the sales of the shares underlying your warrants and stock options.

  The Company has added disclosure on the potential adverse effect on the market price of the common stock due to the sales of the shares underlying its warrants and stock options on page 15.

Use of Proceeds, page 22

27.
Currently, your disclosure indicates that you intend to use some of the proceeds from the offering for "general corporate purposes, including working capital and capital expenditures." To the extent possible, please revise to more specifically identify and quantify the approximate amount of proceeds to be used for particular purposes. For example, do you intend to dedicate any portion to your planned geographic expansion or to or to the "significant resources" your plan to invest in your branding campaign?

  The Company has revised the "Use of Proceeds" section on page 20 and the prospectus summary on page 4 to specifically identify and quantify the approximate amount of proceeds currently anticipated to be used for particular purposes.

Dilution, page 24

28.
Please quantify the dilution to new investors if the underwriter fully exercises its over-allotment option. Also quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options and warrants.

  The Company has added additional paragraphs to the "Dilution" section on page 22 that (i) quantify the dilution to new investors if the underwriter fully exercises its over-allotment option, and (ii) quantify the further dilution to new investors that will occur upon exercise of the Company's outstanding stock options and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

29.
We note your disclosure that you expect your "newer revenue opportunities, including Internet advertising, traffic data services and consumer wireless subscriptions, will become an increasingly larger percentage of our total revenue." Please provide more specific information regarding the growth you expect in each of these new areas so that investors can assess how you expect the recent changes in your business model to impact your business. In this regard, do you expect the primary growth in your business to come from the delivery of real-time reports to commuters while driving through services such as XM Satellite Radio and consumer wireless subscription services or do you expect that your Internet website and television-related revenue opportunities will drive your growth? Do you expect consumers will be willing to pay extra for real-time traffic reports, particularly if commuters generally have only one commuting route option and, as a result, would not be able to utilize your real-time traffic information to improve their commuting time?

  On pages 26-27, the Company has added specific information regarding the growth that it expects in Internet and wireless advertising, traffic data services and consumer wireless subscriptions.

  The Company has clarified in the risk factors on pages 8-9 and on page 27 that it does not expect significant revenue from consumer wireless subscriptions and has clarified that it expects new advertising revenues to include both wireless and Internet advertising.

30.
Please also discuss any uncertainties relating to your new business model. For example, we note your risk factor regarding the substantial competition in your industry, the small number of visitors to your website and your disclosure that you expect to "invest significant resources" in your branding campaign initiative to increase your brand recognition. Please address any material uncertainties accordingly.

  The Company has added the requested disclosure on uncertainties relating to its new business model on page 26. Specifically, we have added disclosure regarding risks related to Internet and wireless advertising and the facts that we have a small number of visitors to our website and subscribers to our wireless service and have essentially no revenue in this area to date. We have also added on page 26 that we intend to invest significant resources in our branding campaign initiative.

31.
Please expand upon other developments and trends that may impact your business and operations. For example, how will your expansion strategy into other US metropolitan markets and your potential expansion internationally impact your business? You should revise to include a detailed description of the steps and costs that must be taken to achieve this goal and an estimated timeline of events. If material, how do you expect that becoming a public company will impact your business? Specifically address your expectation that you will continue to incur net losses due to the increase in your product and service offerings, geographic expansion and obligations as a public company, as mentioned in your risk factor on page 9.

  We expect our advertising revenue from all forms of media to increase as our geographic coverage increases. The Company enters new metropolitan areas authorized under its subcontract with the U.S. Department of Transportation. The process of expanding into those areas is disclosed on page 58. See also the Company's response to Comment 40. The Company has disclosed the expected effects, which are principally related to cost, of being a public company on page 31. The Company has added more detailed disclosures as to continued losses on pages 2 and 7.

  The Company has previously disclosed on page 54 that any expansion outside of the United States will be undertaken only when there is a demonstrated market need for accurate traffic data, infrastructure in place to readily access traffic data, and opportunities for relationships with strategic business partners. The Company is having some discussion with parties in two countries in Asia, but as yet no details, timelines nor cost is determinable.

32.
We note your disclosure regarding your agreements with the U.S. Department of Transportation, XM Satellite, The Weather Channel, Motorola and Comcast. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S -K or tell us why you believe that you are not required to do so. Where appropriate, also describe your contracts with major customers. For example, disclose whether you have short-term or medium-term contracts and/or whether these customers may terminate contracts or at any time without penalty.

  The prime contract with the U.S. DOT is between that agency and SIGNAL Corporation, now General Dynamics. The Company's rights and obligations are set forth in a subcontract with SIGNAL, pursuant to the prime contract terms, which subcontract is filed as Exhibit 10.7 to the Registration Statement. The U.S. DOT has issued task orders to SIGNAL Corporation that specify the metropolitan areas authorized for sensor networks by TEA-21 and specify milestones relating to construction of each network. These task orders are included as modifications to the Company's subcontract with SIGNAL Corporation and are filed as Exhibits 10.8 and 10.9 to the Registration Statement.

  The Company believes that it is not required to file its agreements with XM Satellite Radio, The Weather Channel, Motorola or Comcast pursuant to Item 601(b)(10) of Regulation S-K because these agreements are data licenses entered into in the "ordinary course of business" and are not "material," having only accounted in the aggregate for approximately $1.0 million, or 2%, of the Company's revenue for the year ended December 31, 2004 and approximately $0.8 million, or 3%, of the Company's revenue for the six months ending June 30, 2005. As noted in the Registration Statement, traffic data services is a growing part of the Company's core business and the Company expects to enter into more of these types of agreements in the future in the ordinary course of its business.

  The Company has added the requested descriptions of its agreements with its customers, including disclosure of the agreements' termination provisions on pages 26-27.

Sources of Revenue and Cost of Revenue, page 29

Traffic Data Services, page 30

33.
We note that you are required to meet certain milestones, including federal acceptance of your plans, designs and architecture and that you have completed your sensor network and received system acceptance from the relevant transportation agencies in Boston, Chicago, Philadelphia, Pittsburgh, Providence and Tampa. You are also collecting data from sensor networks that you are in the process of constructing in Los Angeles, Phoenix, San Diego, San Francisco, St. Louis and Washington, D.C.

  You are recognizing revenue from your sensor network in connection with your subcontract to the U.S. DOT in Boston, Chicago, Providence, San Diego, Washington, DC and Tampa. In this regard:

  •
  Tell us why you believe it is appropriate to recognize revenue before you have received system acceptance from the relevant transportation authorities (i.e. San Diego and Washington, DC).

  •
  Tell us if you have started recording depreciation expense for the San Diego and Washington, DC location in accordance with your revenue recognition policy disclosed on page F-9.

  •
  If you have started to record depreciation for San Diego and Washington, DC, tell us why, citing accounting literature used, it is appropriate to depreciate an asset before construction is complete.

  The Company's right to receive payments under the Company's U.S. DOT subcontract and task orders do not require the installation of a specific number or minimum number of traffic data sensor sites but, rather, are related to the expected or actual provision by the Company of traffic flow data for a new metropolitan area. The Company begins to recognize revenue under these contracts when it begins to provide traffic flow data to the Federal and local departments of transportation This occurs prior to formal system acceptance or "proof of operability." The Company believes that it has met the requirements to begin recognizing revenue at this time, given that it has met the minimum requirements of the contracts to provide traffic flow data and the acceptance criteria in the contracts have been satisfied and all other services subsequently performed are perfunctory, consistent with SAB 104.

  The time period from the commencement of revenue recognition to "proof of operability" has historically ranged from two to ten months, principally due to the administrative nature of the governmental acceptance process in the various jurisdictions. During this two- to ten-month period, the Company provides traffic data services to the governmental agencies and has historically made only insignificant modifications to its sensor network in the particular metropolitan area or to the data supplied to the Federal and local governmental agencies. In its deployment of every one of its sensor networks deployed to date—in Boston, Chicago, Philadelphia, Pittsburgh, Providence, San Diego and Tampa—the Company has attained system acceptance approval on the first attempt.

  Depreciation expense associated with the Company's traffic data sensors commences when construction of the assets is complete and the assets have been placed into service, as evidenced by data being supplied by the sensor network to the applicable government agency. Depreciation of any additional sensors placed into service subsequently is commenced upon the installation of those assets. Because the San Diego and Washington, D.C. assets have been placed into service, the Company has begun depreciation of those assets.

License Agreement, page 32

34.
Please describe the "various intellectual property rights" under the license agreement.

  The Company has added the requested disclosure on page 30.

Liquidity and Capital Resources, page 40

35.
Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures on a short-term and long-term basis. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-5350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

  The Company has clarified on page 20 that after this offering it expects its available funds and proceeds from this offering will be sufficient to repay all outstanding borrowings under its senior secured credit facility and to meet its expected needs for working capital and capital expenditures through at least the next 18 months.

  Disclosure of future anticipated expenditures has also been added in "Use of Proceeds" on page 20 and page 27.

36.
Refer to the first paragraph on page 41 where you state that cash flows used in operating activities for the six months ended June 30, 2005 were primarily due to a net loss of $11.4 million and an increase in accounts receivable and U.S. DOT subcontract receivable, which were partially offset by deferred revenue from U.S. DOT subcontract. In addition on page 46 you state for U.S. DOT Contracts the majority of all funds are received upon complete installation of the system and proof of operability and all amounts invoiced by you are initially recorded as deferred revenue. In this regard, tell us in detail how you record U.S. DOT subcontract receivables. Tell us if you record deferred revenue before you receive the cash funds for the U.S. DOT Contracts. Provide us with your journal entries and your basis in accounting literature.

  Historically, approximately 2/3 of the total payments due under the U.S. DOT subcontract and task orders have been collected prior to the commencement of revenue recognition. The disclosure on page 45 and F-9 has been clarified to indicate that the majority of all such funds is received prior to or upon complete installation of the system and proof of operability.

  The Company's subcontract and task orders contain milestones that dictate the payment terms of its contracts. The Company's ability to invoice the federal and local governmental agencies is directly linked to the achievement of the contracted milestones and has no correlation to its revenue recognition process. When milestones are completed and approved by the applicable government agency, an invoice is generated. Consistent with paragraph 141 of FASB Concepts Statement No. 6, the Company records deferred revenue at the time the milestone payments become due and payable to the Company as the corresponding services have not been completed. Upon the generation of the invoice for achievement of each milestone, the Company records the following journal entry:

Dr. Government contracts receivable	$XX
Cr. Deferred revenue		$XX

  Upon receipt of the milestone payment, the Company records the following entry:

Dr. Cash	$XX
Cr. Government contract receivable		$XX

  Deferred revenue is recognized as revenue, consistent with SAB No. 104, when the required services have been performed, which is when the Company provides data, per the terms of the contracts, to the federal and local departments of transportation. Amortization of the deferred revenue occurs over the periods in proportion to which depreciation of the constructed assets is charged to operations—generally three years. The monthly entry recorded as follows:

Dr. Deferred revenue	$XX
Cr. Traffic data services revenue		$XX

Indebtedness, page 42

37.
Please describe the expected terms of your new credit facility and clarify how you expect the terms will be more favorable than your current credit facility, to the extent known.

  The Company has not yet entered into any letter of intent, term sheet or agreement in principle with any lender and, therefore, cannot predict the expected terms of its new credit facility. The Company has revised its disclosure on pages 16, 20 and 40 and removed the phrase "more favorable to us."

Contractual Obligations, page 43

38.
We note that at December 31, 2004 your long-term debt obligations equal $51.5 million, while long term debt balance on the Consolidated Balance Sheet at December 31, 2004 is only $23.7 million. In detail, please explain the difference.

  The Company has revised the contractual obligation chart on page 41 to exclude future interest payments due under its long-term debt obligations. As of December 31, 2004, the unpaid principal and interest on the Company's senior secured credit facility was $23.7 million of which $4.3 million was accrued interest. Under the terms of the senior secured credit facility, the outstanding amount of principal and interest would become due at the closing of this offering. If held to maturity, such amounts would be due on March 31, 2008. The Company has revised the footnote disclosure in the contractual obligations chart to indicate that if held to maturity, the Company would be required to make cash interest payments of $1.2 million in each of 2005, 2006 and 2007.

  The Company has revised the footnote to this table on page 41 to fully explain this obligation.

Critical Accounting Policies and Estimates, page 43

Stock-Based Compensation, page 43

39.
We note that you recorded deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeded the exercise price of the option. The reassessed values for accounting purposes were determined in 2005 based on an independent valuation analysis prepared by a third party advisor and for prior years based on market-based analysis. In addition to the disclosure you have already provided, please revise your MD&A to disclose the following:

•
A discussion of the significant factors and assumptions used for the income and market approach used in determining the fair value of common stock;

•
A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price;

•
The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;

•
Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

  Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

  The Company has revised its disclosure on pages 42 and 43 to provide a discussion of the significant factors and assumptions used in determining the fair value of the common stock and to provide a discussion of the factors contributing to the difference in fair value from the $0.12 and $1.64 values to current values. The Company has not revised the current S-1 to insert an estimated price range but has indicated in response to Comment 1 that the estimated price range is $11 to $15 per share after giving effect to a planned one for three reverse split of the Company's common stock.

  The Company believes that the valuation performed by an unrelated valuation specialist as of May 2005 was properly based on factors and assumptions as of that date and therefore is equivalent to a contemporaneous valuation performed at the time the options were granted.

  The Company believes that it has provided sufficient information on pages 4 and F-15 for investors to determine the intrinsic value of the outstanding vested and unvested options and that such disclosures are consistent with GAAP and the SEC rules.

Business, page 49

Automated Collection of Diverse Traffic Data, page 52

40.
Briefly describe the process and cost of installing your network of sensors in a metropolitan area. How many sensors do you typically install in a metropolitan area and what is generally the distance between each of them?

  The Company has added disclosure on the process and cost of installing its senior network on page 29. The Company will disclose certain information in response to this Comment under separate cover and will request confidential treatment with respect to this information because of the highly sensitive competitive nature of this information.

Delivery Platforms, page 53

41.
Disclose the number of subscribers you have for each of your Internet and subscription services. Please also disclose the number of subscribers that access your traffic data through your agreements to provide traffic data for use in your customers' own Internet wireless and in vehicle products and services.

  The Company has added disclosure on the number of unique visitors to and registered users on its website on page 52. The Company has indicated that it has very few consumer wireless subscribers at this time on page 53. The Company is unable to disclose the number of subscribers that access traffic data through the Company's agreements to provide traffic data services to customers. Such information is either not made available to the Company by its customers or is subject to confidentiality obligations in the Company's agreements with its customers.

Customers, page 56

42.
Indicate the percentage of your revenues the customers listed on pages 57 and 58 represent individually or in the aggregate.

  The Company has added the requested disclosure on its revenues from the customers listed on pages 54-56.

Competition, page 59

43.
To the extent reasonably known, provide quantified disclosure of your market share compared to the market share of the major competitors you cite, See Item 141(c)(x) of Regulation S-K. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability. In addition, please expand your disclosure to address more particularly the basis upon which you compete with your competitors. In this regard, do your competitors utilize a similar business model? Also, we note from news articles that other companies such as Palm appear to provide wireless traffic data services. If material, please consider addressing your competitive position compared to other competitors that provide similar services.

  The Company is unable to provide quantified information on its market share as it is not aware of any publicly-available market share information. The Company's two primary competitors, Westwood One and Clear Channel Communications, have significant business operations in areas other than traffic information and do not disclose revenues specifically attributable to traffic information. Their traffic information revenue is bundled with other short-form syndicated content advertising associated with weather and news. In terms of cities served, Westwood One claims to reach 95 of the top 100 markets. In its public filings, Clear Channel Communications does not provide specific information as to the number of the top 100 markets to which it provides traffic information. Currently, we provide traffic information to 29 out of the top 50 markets and plan to expand to 50 markets by the end of 2006.

  The Company has revised the "Competition" section on pages 57 and 58, as requested, to provide more information on competitors and others who provide traffic data services, to address more specifically the bases upon which it competes and to address its competitive position compared to other competitors that provide traffic information services.

Legal Proceedings, page 61

Traffic.com, Inc. v. Internet Capital Group, Inc. et. al., page 62

44.
We note your disclosure regarding the right that Internet Capital Group will grant to the underwriter to cover any over-allotments. Please include appropriate disclosure regarding this arrangement in your Principal and Selling Stockholders section.

  The Company will add the requested disclosure on the right that Internet Capital Group will grant to the underwriter to cover any over-allotments when the definitive settlement agreement with Internet Capital Group has been executed. The Company plans to add such information before the preliminary prospectus is circulated. In addition, after the definitive settlement agreement has been executed, Internet Capital Group will become a 5% stockholder and will be disclosed in the principal stockholders table.

Management, page 64

45.
Please disclose when Mr. Verratti joined TL Ventures so that it is clear what his business experience has been during the last five years.

  The Company has added the date when Mr. Verratti joined TL Ventures on page 62.

Principal and Selling Stockholders, page 74

46.
Tell us in your response letter whether any of the selling stockholders are broker-dealers or affiliates of broker dealers. We may have further comments.

  Mr. Verratti is not a broker-dealer or an affiliate of a broker-dealer. We will provide this information with respect to Internet Capital Group in a subsequent response.

47.
Given your disclosure in the footnotes that Messrs. Jannetta and Rothey may be deemed to share voting and dispositive power over the shares held by Convergence Capital, L.P., and Mr. DeNino may be deemed to share voting and dispositive power over the shares held by TL Ventures, please revise the table to attribute beneficial ownership of those shares to them.

  The Company has updated the table on page 72 to add the requested disclosure.

Certain Relationships and Related Party Transactions, page 78

48.
Revise the disclosure under "Indebtedness of Management" to more thoroughly describe the circumstances surrounding the loans you made to your executive officers, such as the purpose of each loan. Also disclose the maturity date of each outstanding loan.

  The Company has added the requested disclosures on the circumstances surrounding the loans that it made to its executive officers as well as the purpose and maturity date of each such loan on page 76.

49.
Provide us with an analysis as to why the issuance of Series F convertible stock, which you expect to close in September 2005, should not be integrated with the registered public offering.

  The Company believes that the issuance of Series F convertible preferred stock, which financing was closed in September 2005, should not be integrated with the registered public offering because several factors in the five-part integration test specified in Regulation D under the Securities Act do not support integration. See Rule 502 under the Securities Act; SEC Releases Nos. 33-4434 (Dec. 6, 1961) and 33-4552 (Nov. 6, 1962) for a description of the five-factor test. The issuance of the Series F convertible preferred was not part of a single plan of financing with, and was not for the same general purpose as, the registered public offering. The issuance of Series F convertible preferred was made based on an equity commitment letter entered into in April 2005 by the Company and certain of its institutional stockholders who had agreed to guaranty the Company's obligations with respect to an expanded $10 million portion of the Company's senior secured credit facility. Execution of the equity commitment letter, obligating the guarantors to purchase $10 million of Series F convertible preferred under certain circumstances, was a condition imposed by the Company's senior lender in agreeing to the expanded facility. The agreements with respect to the Series F financing were negotiated at the time the equity commitment letter was signed and were attached to that letter as exhibits. In order to obtain the stockholder guarantors' agreement to guaranty the expanded facility, the Company had to grant the guarantors the right, at their election, to purchase the $10 million of Series F convertible preferred between October 2005 and April 2006, on the terms of the Series F agreements, even if the lender did not require such purchase. Once the Company determined to engage in a public offering, it negotiated with the guarantors to allow them to purchase Series F convertible preferred prior to the filing of the Registration Statement in exchange for terminating their option to purchase Series F convertible preferred between October 2005 and April 2006. The balance of the Series F convertible preferred was sold to existing investors who were not guarantors but who were entitled to preemptive rights, under an existing agreement dated March 31, 2003, in connection with the Series F financing.

  Prior to the filing of the Registration Statement, all purchasers in the Series F financing had entered into irrevocable, binding agreements to purchase a set number of securities, for a set purchase price, with no conditions to closing within the control of the purchasers of the Series F convertible preferred stock. The only remaining actions to be taken between signing and closing were collection of the funds payable by each investor for the shares being purchased and the delivery of standard closing certificates by the Company and delivery of the stock certificates for the Series F convertible preferred stock. All funds payable by each purchaser of the Series F convertible preferred stock were collected and the closing of the Series F financing occurred in September 2005, shortly after the filing by the Company of the Registration Statement.

  We believe that these procedures are similar to those outlined in paragraph 3S of the Staff's 1999 Supplement to Telephone Interpretations (available at http://www.sec.gov/interps/ telephone/phonesupplement1.htm), in which the Staff took the position that it would not object if a company registered the resale of securities prior to their issuance if procedures that we believe are similar to those described above were followed in connection with a private placement sale of securities exempt pursuant to Section 4(2). We also note the applicability of Rule 152 as authority supporting the Company's position that the issuance of Series F convertible stock should not be integrated with the registered public offering.

  Because the Series F offering was made in connection with a pre-existing contractual obligation, and its purpose was to secure additional bank financing, it was not part of a single plan of financing with, and was not for the same general purpose as, the proposed initial public offering. In addition, the Series F offering involved the issuance of convertible preferred stock, which is a different class of securities than the common stock to be issued in the registered public offering. For these reasons, the Company believes that the issuance of Series F convertible preferred stock should not be integrated with the registered public offering.

50.
Disclose the "other institutional investor" that is a party to the guarantee agreement.

  The Company has disclosed the "other institutional investor" on page 76.

Shares Eligible for Future Sale, page 85

Lock-Up Agreements, page 85

51.
Please disclose the number of shares that are subject to the lock-up agreements.

  The Company will disclose the number of shares that are subject to the lock-up agreements in a subsequent pre-effective amendment prior to circulating the preliminary prospectus.

52.
We note that WR Hambrecht + Co, LLC intends to conduct the offering using its "OpenIPO®" auction process. Please indicate in your response letter whether the materials and procedures to be used in the offering and described in the underwriting section of your Form S-1 previously have been cleared by the Office of Chief Counsel for the Division of Corporation Finance and whether the materials and procedures have changed since receiving clearance from the staff. If you cannot represent to us that these materials and procedures have been cleared by the staff, or if WR Hambrecht has made any changes to its online offering websites or procedures, please identify any changes that it has made. In addition, please provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. We may have additional comments upon review of those materials.

  WR Hambrecht has informed the Company that it will use procedures and materials that are not materially different from procedures and materials that have previously been reviewed by Carol McGee and Joe Babits of the Office of the Chief Counsel for the Division of Corporation Finance. WR Hambrecht has not yet made the webpages and e-mails for the Company's offering, however, WR Hambrecht has informed the Company that the materials will be substantively the same as the materials that have been reviewed by the Staff in connection with prior OpenIPO offerings, most recently in the Avalon Pharmaceuticals, Cryocor, Inc., Morningstar, Inc. and B of I Holding, Inc. offerings. WR Hambrecht will submit the materials that will be used in the Company's offering to the Staff as soon as they are available.

53.
Please confirm that the information on WR Hambrecht's website is limited to the electronic prospectus and other information permitted by Rule 134.

  WR Hambrecht has informed the Company that the information that it will post on its website in connection with this offering will be limited to the electronic prospectus (which includes the roadshow presentation as Appendix A) or other information permitted by Rule 134.

54.
As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

  The information and documents required to be filed with the NASD have been filed. The NASD is currently reviewing the filing. Prior to requesting acceleration of the effectiveness of the registration statement, the underwriter will request that the NASD call and notify the Staff that the NASD will raise no objections to the terms and conditions of the underwriting arrangements.

Consolidated Statements of Income, page F-4

55.
State separately costs and expenses applicable to sales and revenues in accordance with Item 5-03 of Regulation S-X.

  The costs of the Company's revenue streams are derived from a multitude of sources ranging from station compensation costs, traffic gathering costs, a portion of its sales and marketing workforce dedicated to selling advertising, and the digital traffic sensor network costs. These costs are classified in various line items in operating expenses. The Company has considered the requirements of Rules 5-03.b.1 and 5-03.b.2 of Regulation S-X and SAB Topic 11.B and has

  concluded that it is impracticable to separate the cost of sales from operating expenses and therefore has not included a measure of gross margin in its income statement.

Consolidated Statements of Stockholders' Deficit, page F-5

56.
We note that you have $25.4 million recorded in a line item called "Tender offer for Series D Preferred Stock." However your footnote disclosure on page F-23 states that you repurchased 2,595,585 shares of Series D Preferred Stock for $9.4 million. Please explain to us and disclose in your footnotes what is included in $25.4 million recorded in your consolidated statements of stockholders' deficit.

  In November 2000, the Company sold 3,283,752 shares of its Series D convertible preferred stock for proceeds of $37 million. The Company's Series D convertible preferred stock contained an 8% cumulative annual dividend of which $7.0 million was accrued and unpaid as of March 31, 2003. In March 2003, there was a recapitalization of the Company, which included selling its Series E convertible preferred stock, making a tender offer to purchase the outstanding shares of its Series D convertible preferred stock including the accrued and unpaid dividends for 27% of the Series D convertible preferred stock's carrying value, and permitting existing preferred stockholders that purchased the Company's Series E convertible preferred stock to exchange their existing preferred stock for shares of its Series E-1 convertible preferred stock. Existing preferred stockholders that did not purchase shares of the Company's Series E convertible preferred stock, in some cases, converted their shares of preferred stock prior to the closing into common on a 1:1 basis and those who did not had their existing shares of the Company's Series A through Series D convertible preferred stock converted automatically at the closing into common stock at a ratio of one share of common stock for 5 shares of preferred.

  Holders of 2,595,585 shares of the Company's Series D preferred stock accepted the tender offer. The carrying value of those shares was approximately $34.8 million (which included the original purchase price of $29.2 million and accrued cumulative dividends of $5.6 million) which was repurchased by the Company for approximately $9.4 million. The $25.4 million difference between the $34.8 carrying value of the repurchased Series D Preferred Stock and the $9.4 million repurchase price paid by the Company was applied to additional paid-in capital.

  The Company has revised page F-23 to provide further detail surrounding the repurchase of the Company's Series D convertible preferred stock.

Consolidated Statement of Cash Flows, page F-6

57.
We note that you recorded the amortization of deferred financing fees in cash flows from operating activities. However, cash payments for debt issue costs should be classified in the statement of cash flows as a financing activity in accordance with EITF 95-13. Please revise or advise.

  The Company believes the amortization of deferred financing fees is properly included in operating activities as a non-cash adjustment to the net loss. The Company's cash payments for debt issue costs were previously netted against the respective debt proceeds in the financing activities section of the statement of cash flows. The Company has revised the financing activities section of its statement of cash flows on page F-6 to segregate the payment of costs incurred in borrowings under the secured credit facility from the proceeds received in its financing transactions. The Company has also added a supplemental cash flow disclosure on page F-6 related to non-cash debt issue costs.

58.
It appears that your restricted cash is classified as a non-current asset on your consolidated balance sheet. As a result, changes in restricted cash should be reported in cash flows from investing activities rather than operating activities. Please revise or advise.

  The Company has revised the statement of cash flows on page F-6 to classify changes in restricted cash in investing activities.

Organization, page F-7

Contracts with United States Department of Transportation, page F-7

59.
We note that you retain the ability to market data for commercial purposes and you have committed to share up to 10% of certain revenues with state and local departments of transportation for reinvesting and enhancing the system. Tell us and disclose how you account for these reinvesting and revenue sharing transactions. Refer to your basis in accounting literature.

  The Company is required to share or reinvest up to 10% of certain revenue with state and local departments of transportation. The revenues required to be shared are limited to those earned with traffic flow data supplied by the Company's sensor networks as defined in certain of the Company's various state and local agency contracts. The state and local departments of transportation are required to use the amounts to enhance the system, such as adding sensors or starting coverage on additional roadways. Some contracts are less specific in the uses for the revenue share and give the state and local departments of transportation the ability to use the funds for items outside the scope of services we provide.

  The revenue share/reinvestment is calculated annually and the calculation is required to be sent to each metropolitan area that is eligible for the revenue share or reinvestment as well as to the project manager at the Federal Highway Administration. To the extent the Company is required to reinvest in new sensors or equipment that it would otherwise capitalize, the Company will classify such amounts as restricted cash in its balance sheet. To the extent the Company is required to provide services or otherwise incur expense on behalf of the state or local agency, it will defer the corresponding portion of the revenue until such amounts have been satisfied. The Company believes this to be consistent with SAB No. 104.

  For the year ended December 31, 2004, Chicago was the only market that qualified for revenue share or reinvestment, which amounted to approximately $49,000.    Such amounts were included in restricted cash at June 30, 2005 and will be used for the installation of additional sensors in the Chicago network.

  The Company has revised page F-7 to disclose its accounting policy for these reinvesting and revenue sharing transactions.

Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-14

60.
We note your reference to a third party advisor who prepared an independent valuation analyses. While you are not required to make reference to these independent valuations, when you do you should also disclose the names of the experts and include the consents of the experts if the references are made in a 1933 Act filing. Your disclosure should explain the methods and significant assumptions used in the valuations. Please revise to comply and tell us the name of the experts. Similarly revise throughout your registration statement.

  The Company has revised its disclosure on pages F-14 to F-15 and pages 42 and 43 to explain the methods and significant assumptions used in its valuation. Such disclosures have been revised to remove the reference to the third party advisor who prepared the independent valuation analysis.

Note 10—Redeemable convertible preferred stock, page F-22

61.
We note on page F-22 that as an inducement to participate in the Series E financing, you distributed 6,419,811 shares of Series E-1 Preferred Stock. Tell us, how you recorded the $15.3 million value of Series E-1 Preferred Stock and refer to your basis in accounting literature.

  The Company's Series E-1 convertible preferred stock was made available to the then existing holders of the Company's Series A through Series D convertible preferred stock as an inducement to purchase shares of the Company's Series E convertible preferred stock. Existing preferred stockholders that did not purchase shares of the Company's Series E convertible preferred stock, in some cases, converted their shares of preferred stock prior to the closing into common on a 1:1 basis and those who did not had their existing shares of the Company's Series A through Series D convertible preferred stock converted automatically at the closing into common stock at a ratio of one share of common stock for 5 shares of preferred. The Company's Series D convertible preferred stockholders were offered the right to have the Company repurchase their Series D convertible preferred stock for cash.

  For those Series A through Series D convertible preferred stockholders that elected to participate in the Series E financing, the basis in their existing shares of Series A through Series D convertible preferred stock was transferred to their Series E-1 convertible preferred stock. For example, if an investor had purchased $2 million of the Company's Series A convertible preferred stock and participated in the Series E financing, its Series E-1 convertible preferred stock was recorded at $2 million. Ultimately, the shares converted from the Series A through D were converted at approximately $2.00 per share plus unpaid accumulated dividends. The Company believes that its accounting is consistent with Topic D-98.

Media Inventory, page F-28

62.
We note that you contract with various television and radio stations for the barter of advertising inventory for services, which may include cash payments. Providing sample journal entries, tell us in detail how you account for these barter transactions. Also, tell us the line item in the balance sheet where you included media inventory. Refer to your basis in accounting literature. In future filings disclose your accounting policy regarding barter transactions.

  The Company's contracts with radio and television stations generally require it to provide traffic data and/or cash to the station in exchange for a defined number of advertising spots per day. The acquired advertising spots are then sold to third party customers in exchange for cash payments.

  Because the Company does not have the ability to demonstrate fair value on the initial transaction with the television and radio stations, revenue is not recognized until the advertising spot is aired as evidenced by an affidavit from the respective television or radio station. Accordingly, there is no media inventory. There are no initial accounting entries prepared upon the transfer of the Company's traffic data in exchange for the advertising spots. The Company believes its accounting is consistent with the guidance in EITF Issue 99-17, "Advertising Barter Transactions."

Legal Proceedings, page F-28

Santa Fe Technologies v. Argus Networks, Inc., page F-28

63.
We note that in late June 2005, the jury returned a verdict against the Company on the breach of fiduciary duty claim and the related conspiracy claim and against the investor affiliate on the conspiracy claim finding, that the Company and the investor affiliate are jointly and severally liable to the plaintiff for $6.1 million in compensatory damages. We also note that you have not established a reserve relating to this matter, as an estimate of the ultimate outcome is not determinable. Given this information tell us in detail why a reserve amount cannot be reasonably estimated in accordance with paragraph 8 of SFAS 5.

  The Company has considered paragraph 8 of SFAS 5 and has determined, with the advice and concurrence of counsel, that the ultimate resolution of this litigation could range from a complete reversal of the judgment upon appeal to the full jury verdict noted on page F-28. In evaluating the range of outcomes, management believes at this time that it is not probable that this matter will result in a loss upon completion of the appeals process. We have revised our disclosure to clarify our basis for not recording a liability for this matter.

Recent Sales of Unregistered Securities, page II-2

64.
Revise subparagraphs (1) and (2) to name the class of persons to whom you sold the securities, See Item 701(b) of Regulation S-K. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

  The Company has revised subparagraphs (1) and (2) on page II-2 to name the class of persons to whom it sold the securities, and specified whether the purchasers are affiliates of the Company.

65.
We reference the transactions you describe in (2). Provide the specific timing of these transactions rather than referring to all issuances since June 30, 2002.

  The Company has revised the description in (2) on pages II-2 and II-3 to include the specific timing of each transaction.

  The Company would very much appreciate the Staff's prompt review of this amendment. Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,
/s/ ELLEN B. CORENSWET Ellen B. Corenswet, Esq.